Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Brunswick Corporation for the registration of debt securities, preferred stock, depository shares, common stock, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 22, 2008, with respect to the consolidated financial statements and schedule of Brunswick Corporation, and the effectiveness of internal control over financial reporting of Brunswick Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

July 29, 2008